AW

December 17, 2010

VIA EDGAR

United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

RE:	Request by Atrion Corporation for Withdrawal of
Post-Effective Amendment No. 1 to Registration Statement on Form S-8 (File No. 333-56511)

Ladies and Gentlemen:

Pursuant to Rule 477(a) promulgated under the Securities Act of 1933, as amended (the “Securities Act”), Atrion Corporation (the “Registrant”) hereby respectfully requests the withdrawal of its Post-Effective Amendment No. 1 to its Registration Statement on Form S-8 (File No. 333-56511) (the “Amendment”) because the wrong EDGAR tag was used in the filing. The Amendment was filed with the Securities  and Exchange Commission (the “SEC”) on December 14, 2010 using the "POS AM" EDGAR tag rather than the "S-8 POS" tag.  No securities were sold in connection with the Amendment.

The Registrant will re-file the Amendment with the correct EDGAR tag to deregister the unsold securities.

If you have any questions regarding this matter, please contact our legal counsel, B. G. Minisman, Jr., at Baker, Donelson, Bearman, Caldwell & Berkowitz at (205) 250-8305.

Sincerely,

Atrion Corporation

By:     /s/ Jeffery Strickland
Jeffery Strickland
Vice President and Chief Financial Officer